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                                                                     Exhibit (D)





                                October 21, 1998




Enviroq Corporation
3918 Montclair Road, Suite 206
Birmingham, AL 35213

Ladies and Gentlemen:

                  You have requested our opinion as to the federal income tax consequences to certain of your stockholders on the proposed redemption by Enviroq Corporation, a Delaware corporation (the "Company"), of certain of its authorized, issued and outstanding shares of common stock ("Company Stock") from certain electing stockholders, as well as the exchange by the Company stockholders of their Company shares for shares of Intrepid Capital Corporation, a Delaware corporation ("NewCo").

                  In rendering this opinion, we have (with your permission) reviewed and relied upon and have based our opinion on, inter alia, the accuracy of (i) the information contained in the Agreement and Plan of Reorganization among NewCo, the Company, Institutional Asset Management, Inc., a Florida corporation ("IAM"), Capital Research Corporation, a Florida corporation ("CRC") and certain other entities, dated April 22, 1998 (the "Merger Agreement"); and
(ii) certain assumptions which we have deemed necessary and essential to our opinion and which are contained herein. Any material variation or difference in the facts or assumptions, as stated or incorporated in the materials just referred to, might affect our conclusions. Furthermore, any issues which may arise as a result of the transaction described herein but which are not expressly addressed herein are outside the scope of our opinion.

                  What follows is a summary of the essential facts of the transactions:

ESSENTIAL FACTS

                  The Company was incorporated on February 9, 1995. At the time of its incorporation, the Company was a wholly-owned subsidiary of a Delaware corporation formerly named Enviroq Corporation ("Old Enviroq"). Prior to April 18, 1995, the Company was named New Enviroq Corporation ("New Enviroq"). On April 18, 1995, Old Enviroq distributed all of the issued and outstanding capital stock of New Enviroq to the holders of the common stock of Old Enviroq (the "Distribution"). Following the Distribution, the Company changed its name from New Enviroq Corporation to Enviroq Corporation. Also following the Distribution, Old Enviroq merged (the "Merger") with a subsidiary of Insituform Mid-America, Inc. ("IMA") and changed its name to Insituform Southeast, Inc. ("Insituform Southeast"). In a transaction subsequent to, and unrelated to the Merger, IMA was acquired by Insituform Technologies, Inc.

                  The Company's principal executive office is located at 3918 Montclair Road, Suite 206, Birmingham, Alabama 35213.

                  The Company is principally engaged in the development, commercialization, formulation and marketing of spray-applied resinous products, and in the development of processes related to the treatment of municipal wastewater biosolids. The Company's operations are conducted primarily through Sprayroq, Inc., a Florida corporation of which the Company owns 50% of the outstanding capital stock ("Sprayroq"). The Company also owns 100% of the outstanding capital stock of Synox Corporation, a Delaware corporation ("Synox"). Sprayroq is engaged in the development, commercialization, manufacture and marketing of spray-applied resinous materials. Synox has been engaged in the research, development and marketing of a process for the treatment of municipal wastewater biosolids. Almost all of the operations of the Company are the result of the operations of Sprayroq. The operations of Synox are minimal and substantially all of the assets of Synox have been written off.

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                  NewCo is a newly-formed corporation which is a wholly-owned subsidiary of the Company. NewCo, in turn, owns all of the issued and outstanding stock in Freedom Holding of Alabama, Inc., a Delaware corporation ("Sub 1"), IAM Merger Sub, Inc., a Florida corporation ("Sub 2") and CRC Merger Sub, Inc., a Florida corporation ("Sub 3"). NewCo, Sub 1, Sub 2 and Sub 3 were formed solely to effectuate the transactions set forth below. The Company files its corporate income tax return on the basis of a fiscal year end of March 28.

                  As part of one integrated plan, the Company, IAM, CRC, Sub 1, Sub 2 and Sub 3 intend to enter into the following transactions:

STEP 1

                  The Company will make an offer (the "Redemption Offer") to redeem up to 42.698013% of the shares of Company Stock at a price of $5.22061144 per share ("Redemption Price"). The Redemption Offer will be made to holders of record of Company Stock as of a certain record date. Each stockholder of the Company ("Company Stockholder") will be given the opportunity to have Enviroq redeem exactly 42.698013% of the shares of Company Stock tendered by such Company Stockholder pursuant to the Redemption Offer (the "Redemption"). Those Company Stockholders who participate in the Redemption will hereinafter be referred to as the "Redeeming Stockholders". All other Company Stockholders will be referred to as the "Non-Redeeming Stockholders."

                  The Company will make available an amount equal to the Redemption Price times the number of shares of Company Stock to be redeemed in the Redemption, plus any ancillary amount to cover rounding to the nearest whole cent. Amounts actually paid out to Redeeming Stockholders shall hereafter be referred to as the "Redemption Proceeds." Payment of the Redemption Proceeds will take place immediately prior to Step 2.

STEP 2

                  Sub 1 will merge with and into the Company (the "Company Merger"). The Company will survive the Company Merger, and Sub 1 will cease to exist as a separate corporate entity. As a result of the Company Merger, each of the following will occur:

                  (a) Each issued and outstanding share of the common stock of Sub 1 will be converted into, and become, one share of Company Stock.

                  (b) Subject to a holder's right of dissent, each share of Company Stock owned by a Redeeming Stockholder after the Redemption and before the Company Merger which was tendered but not redeemed in the Redemption will be canceled and converted into the right to receive
                           1.74514041 shares of NewCo Common Stock ("NewCo Stock"). Subject to a holder's right to dissent, each share of Company Stock owned by a Redeeming Stockholder after the Redemption and before the Company Merger which was not tendered in the Redemption and each share of Company Stock owned by a Non-Redeeming Stockholder will be canceled and converted into the right to receive one share of NewCo Stock and $2.22909775 in cash. Each Redeeming and Non-Redeeming Stockholder will receive cash in lieu of any fractional share of NewCo stock to which he or she is entitled.

                           All such shares of Company Stock will no longer be outstanding and will automatically be canceled and retired.

                  (c) All shares of Company Stock owned as treasury stock by the Company shall be canceled and retired, and no NewCo Stock, or other consideration, will be delivered in exchange therefor.

                  Simultaneously, Sub 2 will merge with and into IAM (the "IAM Merger"). IAM will survive the IAM Merger, and Sub 2 will cease to exist as a separate corporate entity. As a result of the IAM Merger, each of the following will occur:

                  (a) Each issued and outstanding share of the common stock of Sub 2 will be converted into, and become, one share of common stock of IAM.

                  (b) Each issued and outstanding share of the common stock of IAM before the IAM Merger will be converted into the right to receive 1,206.149 shares of NewCo Stock. Each IAM

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                           Stockholder will receive cash in lieu of any
                           fractional share of NewCo stock to which he or she is entitled. All such shares of IAM common stock will no longer be outstanding and will automatically be canceled and retired.

                  (c) All shares of IAM common stock owned as treasury stock by IAM shall be canceled and retired, and no NewCo Stock, or other consideration, will be delivered in exchange therefor.

                  Simultaneously, with the Company Merger and the IAM Merger, Sub 3 will merge with and into CRC (the "CRC Merger"). CRC will survive the CRC Merger, and Sub 3 will cease to exist as a separate corporate entity.
As a result of the CRC Merger, each of the following will occur:

                  (a) Each issued and outstanding share of the common stock of Sub 3 will be converted into, and become, one share of common stock of CRC.

                  (b) Each issued and outstanding share of the common stock of CRC before the CRC Merger will be converted into the right to receive 1,206.149 shares of NewCo Stock. Each CRC Stockholder will receive cash in lieu of any fractional share of NewCo stock to which he or she is entitled. All such shares of CRC common stock will no longer be outstanding and will automatically be canceled and retired.

                  (c) All shares of CRC common stock owned as treasury stock by CRC shall be canceled and retired, and no NewCo Stock, or other consideration, will be delivered in exchange therefor.

                  The Company Merger, the IAM Merger and the CRC Merger will hereinafter be referred to collectively as the "Mergers."

                  At the time of the Mergers, all shares of NewCo Stock owned by the Company shall be canceled and retired, and no consideration will be delivered in exchange therefor.

STEP 3

                  Immediately subsequent to the Mergers, the Company will distribute by means of a cash dividend to NewCo an amount sufficient to pay the cash portion of the Company Merger proceeds to Company Stockholders, minus any amount that would otherwise be paid to a Company Stockholder except for the fact that such Company Stockholder perfected and did not withdraw a demand for payment of "fair or appraised" value pursuant to such holder's right to dissent. These funds will be used to pay the cash portion of the Company Merger proceeds to Company Stockholders.

ESSENTIAL ASSUMPTIONS


         1. The Redeeming Stockholders have no plan or intention to reacquire additional Company Stock (except through the exercise of currently owned rights to acquire Company Stock) or to purchase additional rights to acquire Company Stock.

         2. The Company has no warrants and options outstanding except those that are exercisable by the holders thereof, based upon the passage of time and continuing employment with the Company.

         3. The Company is not a "collapsible corporation" within the meaning of ss.341(b).

         4. The cash received from the Company by the Redeeming Stockholders will, in each instance, be approximately equal to the fair market value of the Company Stock surrendered in exchange therefor.

         5. The Company Stockholders (taking into account the attribution rules of ss.318 as modified by ss.304(b)) will not own 50% or more of the Company's Stock following the Mergers.

         6. The Redeeming Stockholders will receive shares of NewCo and cash, as the case may be, approximately equal in value to the Company Stock transferred by them to NewCo in the Company Merger.


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         7.       The Non-Redeeming Stockholders will receive shares of NewCo and cash approximately equal in value to the Company Stock transferred by them to NewCo in the Company Merger.

         8. No stock will be issued for services rendered by Company Stockholders to or for the benefit of NewCo in connection with the proposed transaction.

         9. The Company Stockholders will not retain any rights in the Company Stock transferred to NewCo other than indirectly as stockholders of NewCo.

         10. Any liabilities to be expressly assumed by NewCo were incurred in the ordinary course of business and are associated with the Company Stock to be transferred.

         11. None of the Company Stock to be transferred to NewCo was received by the Company Stockholders as part of a plan of liquidation of another corporation.

         12. Taking into account any issuance of additional shares of NewCo; any issuance of stock for services; the exercise of any NewCo stock rights, warrants, or subscriptions, a public offering of shares of NewCo; and the sale, exchange, transfer by gift, or other disposition of any shares of NewCo to be received in the exchange, the Company Stockholders, the IAM Stockholders and the CRC Stockholders will, when taken together, be in "control" of NewCo within the meaning of ss.368(c), because they will hold at least 80 percent of the NewCo voting stock and at least 80 percent of each other class of shares of NewCo.

         13. There is no indebtedness between the Company Stockholders, the IAM Stockholders or the CRC Stockholders, on the one hand, and NewCo, on the other, and there will be no indebtedness created in favor of the Company Stockholders, the IAM Stockholders and the CRC Stockholders as a result of the transaction.

         14. NewCo will remain in existence and retain and use the property transferred to it. There is no plan or intention by NewCo to dispose of any of the stock of the Company, IAM or CRC other than in the ordinary course of business.

         15. There is no plan or intention on the part of NewCo to redeem or otherwise reacquire any stock to be issued in the proposed transaction.

         16. The total adjusted basis and the fair market value of the stock of the Company, IAM and CRC to be transferred by the Company Stockholders, the IAM Stockholders and the CRC Stockholders, respectively, will, in each instance, be equal to or exceed the sum of the liabilities to be assumed by NewCo plus any liabilities to which the stock of the Company, IAM and CRC are subject.

         17. NewCo will not be an investment company within the meaning of ss.351(e)(1) and Regs ss.1.351- 1(c)(1)(ii), because less than 80 percent of NewCo's assets will consist of readily marketable stocks or securities, or regulated investment companies or real estate investment trusts. For purposes of this test, stock owned by NewCo in the Company, IAM and CRC will be ignored, and the assets of those companies will be considered owned directly by NewCo.

         18. Each of the parties to the transaction will pay its own expenses, if any, other than expenses solely and directly related to the proposed transaction.


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ISSUES CONSIDERED

I. How should the distribution by the Company of cash to the Redeeming Stockholders in exchange for Company Stock be characterized by such Redeeming Stockholders for federal income tax purposes?

II. What are the federal income tax consequences to the Redeeming Stockholders of the Company resulting from the treatment reflected in
         (I) above?

III. What are the federal income tax consequences to the Redeeming Stockholders of the exchange by them of their Company Stock for shares of NewCo and cash, as the case may be, and to the Non-Redeeming Stockholders of the exchange by them of their Company Stock for shares of NewCo and cash in the Company Merger?

CONCLUSION REACHED

I. For federal income tax purposes, the distribution by the Company of cash in exchange for certain of its shares of Company Stock will be characterized as a distribution in redemption of stock to which ss.302 applies.

II. With respect to the Company Stock redeemed in the Redemption, each Redeeming Stockholder will be treated as having such Redeeming Stockholder's Company Stock redeemed in a transaction to which ss.302(a) applies by virtue of the application of ss.302(b)(3). Any gain or loss realized by a Redeeming Stockholder will be recognized as capital gain or loss in accordance with ss.1001 provided the shares of Common Stock redeemed by the Company are held as a capital asset on the day of the exchange. Any gain recognized on the exchange of Company Stock will be treated as long term capital gain in accordance with ss.1223(3) provided that the shares of Company Stock redeemed have had the requisite holding period and will be subject to the rates reflected in ss.1(h).

III. The Redeeming and Non-Redeeming Stockholders will be treated as transferors for purposes of the control requirement of ss.ss.351(a) and 368(c).

         No gain or loss will be recognized by the Redeeming Stockholders upon the transfer of their Company Stock to NewCo in exchange solely for stock of NewCo. The basis of the shares of NewCo to be received by such Redeeming Stockholders in the Company Merger will be the same as the basis of the Company Stock transferred by such Redeeming Stockholders to NewCo.

         Gain, but not loss, will be recognized by Redeeming Stockholders upon the transfer of their Company Stock to NewCo in exchange for stock of NewCo and other property (i.e. the cash portion of the Company Merger proceeds, if any, and cash received in lieu of fractional shares of stock of NewCo) to the extent of the fair value of the other property received. The basis of the shares of NewCo to be received by such Redeeming Stockholders in the Company Merger will be the same as the basis of the Company Stock transferred by such Redeeming Stockholders to NewCo, increased by the amount of any gain recognized in the exchange, and reduced by the fair market value of the other property received in the exchange.

         Gain, but not loss, will be recognized by the Non-Redeeming Stockholders upon the transfer of their Company Stock to NewCo in exchange for stock of NewCo and other property (i.e. the cash portion of the Company Merger proceeds, and cash received in lieu of fractional shares of stock of NewCo) to the extent of the fair value of the other property received. The basis of the shares of NewCo to be received by such Non-Redeeming Stockholders in the Company Merger will be the same as the basis of the Company Stock transferred by such Non-Redeeming Stockholders to NewCo, increased by the amount of any gain recognized in the exchange, and reduced by the fair market value of the other property received in the exchange.

         The holding period of the shares of NewCo to be received by the Redeeming and Non-Redeeming Stockholders will include the period during which each such stockholder held the Company Stock

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         that was transferred to NewCo, provided that the Company Stock was held by the respective stockholder as a capital asset.

DISCUSSION

I. If a corporation acquires its stock from a shareholder in exchange for property, then the stock is treated for tax purposes as having been redeemed by the corporation regardless of whether the stock so acquired is canceled, retired or held as treasury stock. Furthermore, "property" for purposes of the preceding sentence means money, securities and any other distributed property except that it does not include stock of the corporation making the distribution. Therefore, the distribution by the Company of cash in cancellation of a portion of its own shares constitutes a distribution in redemption of stock for federal income tax purposes.

II. Every distribution of property by a corporation in redemption of its stock constitutes a distribution to which ss.301 applies and will be treated as a dividend (assuming the distributing corporation has adequate earnings and profits) unless one of the enumerated exceptions in ss.302(b) applies to the exchange. Section 302(b) applies, and a redemption of stock is to be treated as being a distribution in part or full payment for the stock surrendered, if the transaction fits into any one of the following four categories:

         (i) a redemption that is not essentially equivalent to a dividend under ss.302(b)(1);

         (ii)  a substantially disproportionate redemption under ss.302(b)(2);

         (iii) a redemption of all the shareholder's stock under ss.302(b)(3);
               and

         (iv)  a partial liquidation under ss.302(b)(4).

The Redemption and the Mergers Treated as One Integrated Transaction.

         In determining the proper tax treatment to a redeeming shareholder, other transactions (e.g., sales) occurring as part of the overall plan are relevant in determining whether the Redemption Proceeds are equivalent to a dividend. It has long been recognized, by both the courts and the Internal Revenue Service (the "Service"), that a redemption transaction may obtain capital gain or loss treatment if it is combined with other steps pursuant to one overall plan.

         First, it is appropriate to consider how the Mergers will be characterized for federal income tax purposes. Although the Mergers have been structured as mergers pursuant to state law, the existence of Sub 1, Sub 2 and Sub 3, respectively, should be disregarded for tax purposes. Thus, the Company Stockholders, the IAM shareholders and the CRC shareholders should be viewed as having transferred their shareholdings in the Company, IAM and CRC, respectively, directly to NewCo in exchange for NewCo Stock. This is the case whether or not the Mergers qualify as tax-free reorganizations under ss.ss.368(a)(1)(A) and (a)(2)(E).

         It is well established that where a series of transactions take place pursuant to one integrated plan, all of the transactions should be considered together in determining the treatment of redeeming shareholders under ss.302. In the landmark decision of Zenz v. Quinlivan, Mrs. Zenz, the sole shareholder of a corporation, had her corporation redeem the balance of her shares after a portion of her shares were sold to an unrelated party. The Service had argued that if the corporation had redeemed Mrs. Zenz's shares before the sale, the redemption would have been treated as a dividend because she continued to own all of its then outstanding shares. The Court found that the redemption and sale transactions were an integral part of an overall plan and therefore had to be analyzed as a single transaction for purposes of testing the redemption under ss.302(b), regardless of whether the redemption preceded or followed the sale. So viewed, Mrs. Zenz's redemption could not be viewed as essentially equivalent to a dividend because her entire interest in the corporation had been eliminated. The Service said it would follow Zenz under similar circumstances.


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         Subsequent court cases as well as published and private letter rulings of the Service indicate that not only has the principal of Zenz been embraced, namely, that a capital ss.302(a) redemption may be achieved via a multistep transaction, but that it extends to capital redemption transactions which do not constitute a complete termination of interest within the meaning of ss.302(b)(3), as well as to ss.304 transactions generally. Thus, the Service relied upon Zenz to conclude that for purposes of determining whether the "substantially disproportionate" test contained in ss.302(b)(2) is met, the sequence in which either a redemption and sale of stock on the one hand or a redemption and a "buy-in" of stock on the other hand occur is irrelevant so long as both events are clearly part of an overall, integrated plan. Moreover, consistent with Zenz, the Service in this and other rulings has indicated that the overall financial plan which allows for the integration of various steps need not be undertaken pursuant to a written agreement between the redeeming shareholder and third parties but rather that the redeeming shareholder needs to evince an intention to bring about a reduction or elimination of his stock holdings and that such intent is demonstrated when a "plan" is found.

         The Service applied Zenz principles to reach a non-dividend conclusion under ss.356 in a recapitalization context when the effect of the overall plan, applying analogous redemption concepts, would have qualified as "not essentially equivalent to a dividend" within the meaning of ss.302(b)(1). The Tax Court similarly applied Zenz to reach a ss.302(b)(1) conclusion in the context of a multi-year redemption plan. Redemption transactions involving ss.304 have applied the same principles for determining capital treatment vs. dividend equivalence.

         Although the Service and the Courts are in general agreement that under certain circumstances, the tax effect of a redemption must take into account other transactions occurring as an integral part of the redemption plan, the Service and the Courts enunciate the proper test to be applied differently. Thus, the Service, in a number of the authorities alluded to above, refers to one overall financial plan with the intent of the redeeming shareholder being paramount and with the circumstances surrounding the actual redemption being taken into account as a reflection of the manifestation of that shareholder's intention. The Courts, on the other hand, for the most part, have essentially focused on whether the steps sought to be integrated were part of a "firm and fixed" plan. In one case, however, the Court required the taxpayer to prove that "an overall financial plan existed" before the Court was prepared to consider the impact of certain public offerings of the acquiring corporation which took place subsequent to the ss.304 redemption transaction and which had the effect of reducing the taxpayer's relevant stock interest -- something the taxpayer could not do. Interestingly enough, in that case however, the Service and the Tax Court took the first public offering into account in determining the tax effect of the ss.304 sale itself because there, inter alia, the ss.304 sale anticipated that public offering occurring, which it did. Moreover, that public offering was contemporaneous with the ss.304 sale itself. In contrast, the Service argued and the Tax Court found that the second public offering took place more than 2 years after the first one and was not considered when the ss.304 sale took place. Accordingly, it could have no bearing on the tax treatment accorded to the redeeming shareholders.

         In reviewing the facts of the instant case, we are cognizant that whether a "firm and fixed plan" for the Mergers to take place existed at the time the Company redeemed certain of its shares of Company Stock is a question of fact. Phrasing the inquiry in terms of whether an "overall financial plan" to reduce the Redeeming Stockholders' interest in the Company is likewise dependent on a factual determination. We are persuaded, however, that the objective facts and circumstances surrounding the Company's redemption of certain of its shares of Company Stock, particularly (i) the documentation of the overall plan of the Company; and (ii) the relatively short time between the time of the redemption and the time of the Mergers, warrant that the tax treatment resulting from the transaction take into account the effect of the Mergers on the Redeeming Stockholders' actual and constructive ownership in the Company because the requisite plan existed at the time of the redemption of Company's Stock. Assuming the correctness of that observation, each of the Redeeming Stockholders' interests in the Company, both actually and constructively, was reduced.


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Complete Terminations.

         Section 302(b)(3) provides that a redemption will be treated as an exchange pursuant to ss.302(a) if it is in complete redemption of all of the stock of the corporation owned by the stockholder. Accordingly, any Redeeming Stockholder who owns no Company Stock after the Redemption and the Mergers have taken place will be considered to have disposed of his or her shares of Company Stock in a sale or exchange, and will recognize a capital gain or loss accordingly.

         For purposes of testing a redemption under ss.302, the stock attribution rules of ss.318(a) apply when making computations of stock ownership before and after the redemption. Under ss.318, in addition to stock which a shareholder actually owns, he is also considered to own constructively stock owned by certain other persons. The attribution rules operate to attribute stock to a distributee, not away from him to other shareholders. Further, a person can be considered to own stock by attribution from other persons under ss.318 even if he actually owns no stock in the corporation. These rules of constructive ownership operate inflexibly under ss.302(b)(1)-(4).

         For purposes of ss.302, the existence of relationships that may or may not give rise to constructive ownership under ss.318 are to be determined at the date on which the redemption occurs (as distinct, for example, from the date on which an executory agreement to redeem stock is entered into with a specified "closing date" on which the actual exchange will occur).

         There is attribution based on familial relationships - i.e. an individual is deemed to own stock owned by certain family members. Ownership of stock is also attributed between entities and their owners. Stock owned by a partnership or estate is considered owned proportionately by its partners or beneficiaries. Stock owned by a trust (other than an employee trust under ss.401(a)) is considered owned by the trust beneficiaries in proportion to their actuarial interests in the trust (even if remote or contingent). Stock owned by a corporation is considered owned by its 50% or more (by value) shareholders to the extent of a proportion equal to the shareholder's percentage interest (by value) in the corporation.

         Since no Redeeming Stockholder will own 50% or more of the shares of NewCo Stock, no Redeeming Stockholder will be deemed to own any stock in the Company after the Mergers. Thus, we have concluded that all Redeeming Stockholders will be considered to have completely terminated their interest in the Company.

III. The Company Stockholders' contribution of Company Stock, the IAM Stockholders' contribution of IAM Stock, and the CRC Stockholders' contribution of CRC Stock are part of one integrated plan as described in the Merger Agreement. However, we have excluded from this opinion the tax consequences to the IAM and CRC Stockholders in connection with this transaction other than as expressly stated herein.

         Section 351(a) provides that no gain or loss will be recognized if property is transferred to a corporation by one or more persons solely in exchange for stock in such corporation and immediately after the exchange such person or persons are in control of the corporation.
         Section 368(c) defines control, for purposes of ss.351, to mean the ownership of stock possessing at least 80 percent of the total combined voting power of all classes of stock entitled to vote and at least 80 percent of the total number of shares of all other classes of the corporation's stock. Section 351 does not apply unless the transferor or transferors hold control, as defined in ss.368(c), of the transferee corporation immediately after the transfer, i.e., at least 80 percent of the vote and 80 percent of each class of nonvoting stock. Regulation ss. 1.351-1(a)(1) clarifies that the phrase "immediately after the exchange" does not necessarily require simultaneous exchanges by two or more persons, but comprehends a situation where the rights of the parties have been previously defined and the execution of the agreement proceeds with an expedition consistent with orderly procedure. In the present case, the receipt of shares of NewCo by the Company Stockholders in exchange for Company Stock, the receipt of shares of NewCo by the IAM Stockholders in exchange for IAM Stock, and the receipt of shares of NewCo by the CRC Stockholders in exchange for CRC Stock should be viewed as one integrated transaction since the rights of the parties have been clearly defined in advance by

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         the Merger Agreement. Accordingly, the control test of ss.368(c) should be applied after all of the Mergers have been completed.

         In order to qualify under ss.351, the Company Stockholders, the IAM Stockholders, and the CRC Stockholders must be considered transferors, so that the transferors own at least 80 percent of the common stock of NewCo. Since the proposed transaction, in form, consists of three simultaneously- executed reverse mergers, the Company Stockholders, the IAM Stockholders, and the CRC Stockholders are not transferring their Company Stock, IAM Stock and CRC Stock directly to NewCo. However, Sub 1, Sub 2 and Sub 3, and their role in the Mergers should be disregarded, and the Company Stockholders, the IAM Stockholders, and the CRC Stockholders will be treated as having transferred property (i.e. their respective shareholdings in the Company, IAM and CRC) to NewCo in exchange for shares of NewCo.

         In Rev. Rul. 67-448, pursuant to a plan of reorganization, a parent corporation issued some of its voting shares to its new subsidiary and the subsidiary immediately merged into an unrelated corporation, with unrelated corporation's shareholders receiving parent stock and the parent receiving 80 percent or more of the unrelated corporation's stock. The Service held that the existence of the transitory subsidiary was disregarded and the transaction was to be viewed, in substance, as an acquisition by the parent, in exchange solely for part of its voting stock, of the unrelated corporation's stock within the meaning of ss.368(a)(1)(B). See also Rev. Rul. 73-427, in which the transitory subsidiary in a reverse merger was disregarded and the transaction treated as a taxable stock acquisition. Thus, under Rev. Rul. 67-448, the shareholders of Company, IAM and CRC can be considered transferors because the existence of Sub 1, Sub 2 and Sub 3 would be disregarded due to its transitory nature. See Rev. Rul. 68-357, in which the Service held that in a transaction which is treated as a reorganization, a transferor in the reorganization can also be treated as a transferor in a ss. 351 transaction. See also Rev. Rul. 76-123.

         In 1970 Congress enacted ss.368(a)(2)(E), which addresses the tax consequences of a reverse triangular merger. In a transaction qualifying under ss.368(a)(2)(E), the transitory existence is not disregarded and the shareholders of Company, IAM and CRC would not be considered transferors. Inasmuch as Rev. Rul. 67-448 has never been revoked, a transaction can qualify as both a reorganization under ss.368(a)(2)(E) and as a reorganization under ss.368(a)(1)(B) or a transfer under ss.351. Using the shareholders of Company, IAM and CRC as transferors is also consistent with the position of the Service in PLR 9143025 (July 24, 1991) where the transaction qualified under ss.368(a)(2)(E), but the Service held that, solely for purposes of determining whether the 80% requirement had been met so as to qualify for treatment under ss.351, the target's shareholders would be considered "transferors" described in ss.351. Although private letter rulings cannot be cited as authority they at least indicate the Service's current thinking.

         In Rev. Rul. 84-44, the Service held that stock of a parent corporation, received by shareholders of a target corporation in a merger under ss.ss.368(a)(1)(A) and 368(a)(2)(D), will not be aggregated with stock of the parent received by a transferor of property to the parent in determining whether the control requirement of ss.351 is met. In a merger under ss.ss.368(a)(1)(A) and 368(a)(2)(D), the target is merged into a subsidiary of the parent corporation whose stock is exchanged. Since the parent did not receive any property for the stock it issued in the merger under ss.ss.368(a)(1)(A) and 368(a)(2)(D), the stock received in the merger cannot count towards the control requirement.

         As stated above, if the form of the transaction is followed, the Company Stockholders, the IAM Stockholders, and the CRC Stockholders would not be considered transferors for purposes of the control requirement. However, based on Rev. Ruls. 67-448 and 73-427, the transitory existence of Sub 1, Sub 2 and Sub 3 can be ignored and the transaction treated as a transfer of the stock of the Company, IAM and CRC to NewCo in exchange for shares of NewCo. Unlike a merger that qualifies as a reorganization under ss.ss.368(a)(1)(A) and 368(a)(2)(D), there are no revenue rulings that recast a merger that qualifies as a reorganization under ss.ss.368(a)(1)(A) and 368(a)(2)(E) as a stock sale.

         In PLRs 8817079 (February 4, 1988) and 8822062 (March 7, 1988), the
         Service stated in footnotes that if a merger qualifies under ss.ss.368(a)(1)(A) and 368(a)(2)(E), the stock of the controlling parent

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         corporation received in these transaction will not count toward the control requirement of ss.351, because, following the form, the controlling parent corporation did not receive any property in the transaction. Since the Service has not revoked Rev. Rul. 67-448, we believe that these rulings are contrary to the Service's published position as to the qualification of a merger under ss.ss.368(a)(1)(A) and 368(a)(2)(E) which also qualifies under ss.368(a)(1)(B). These letters are also inconsistent with the Service's position taken in a later private letter ruling, PLR 9143025 (discussed above). The Service has acknowledged that a transaction can qualify under more than one reorganization provision. In Rev. Rul. 75-161, the Service recognized that a transaction can qualify as both a ss.368(a)(1)(A) and a ss.368(a)(1)(D) reorganization at the same time. See also Rev. Rul. 79-289 (involving a ss.368(a)(1)(D) and 368(a)(1)(F) overlap) and Prop. Reg. ss. 1.358-6(c)(5) (where the service acknowledges that a ss.368(a)(2)(E) and 368(a)(1)(B) overlap can occur) which, we believe, revoked the Service's position sub silento in PLRs 8817079 and 8822062.

         In Rev. Rul. 68-349, the Service held that the transfer of property by an individual to a newly formed corporation does not qualify under ss.351 where another corporation simultaneously transfers its assets to the new corporation for the purpose of qualifying the individual's transfer thereunder. This revenue ruling is distinguishable from the present facts since the new corporation was merely considered to be a continuation of the old corporation while in our facts, we have a new corporate structure. (Compare Rev. Rul. 68-357, above.)

         Thus, for purposes of determining whether the 80 percent control requirement has been met so as to qualify the Company Stockholders for treatment under ss.351, the IAM Stockholders, and the CRC Stockholders should be considered to be transferors described in ss.351, and accordingly, the IAM and CRC Stockholders' ownership of NewCo Stock should be included in the computation of control.

         The combined ownership of the transferors (i.e. the Stockholders of the Company, IAM and CRC) will exceed 80 percent because the transferors will own 100 percent of NewCo's stock. Since the Company Stockholders will receive shares of NewCo, the transaction should qualify for treatment under ss.351. Thus no gain or loss will be recognized by the Redeeming Stockholders upon the transfer of Company Stock to NewCo in exchange solely for stock of NewCo, under ss.351(a). Non- Redeeming Stockholders will recognize gain, but not loss, to the extent of any cash received under the Merger Agreement, under ss.351.

         Section 1032(a) provides that no gain or loss shall be recognized to a corporation on the receipt of money or other property in exchange for stock (including treasury stock) of such corporation. Since NewCo will issue its stock for property, no gain or loss should be recognized to NewCo.

         Section 358(a)(1) provides that, in the case of an exchange to which ss.351 applies, the basis of the property permitted to be received under such section without the recognition of gain or loss shall be the same as that of the property exchanged, decreased by (i) the fair market value of any other property (except money) received by the taxpayer, (ii) the amount of money received by the taxpayer, and (iii) the amount of loss to the taxpayer which was recognized on such exchange, and increased by (i) the amount which was treated as a dividend, and (ii) the amount of gain to the taxpayer which was recognized in such exchange (not including any portion of such gain which was treated as a dividend). Since this transaction will constitute an exchange to which ss.351 applies, the basis of the shares of NewCo to be received by the Redeeming Shareholders in the proposed transaction will be the same as their basis in the Company Stock that they transferred to NewCo. The basis of the shares of NewCo to be received by the Non-Redeeming Shareholders in the proposed transaction will be the same as their basis in the Company Stock that they transferred to NewCo, increased by the amount of any gain recognized by virtue of the transaction, and decreased by the amount of boot received.

         Section 1223(1) provides that, in determining the period for which the taxpayer has held property received in an exchange, there shall be included the period for which the taxpayer held the property exchanged if the property has, for the purpose of determining gain or loss from a sale or exchange, the same basis (in whole or in part) in its hands as the property exchanged, provided the property exchanged at the time of such exchange is a capital asset as defined in ss.1221 or property described in ss.1231. Since the basis of the shares of NewCo held by the Company Stockholders will have the

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         same basis (in whole or in part) as the Company Stock exchanged therefor, in determining the period for which the Company Stockholders have held such shares of NewCo, the holding period will include the period for which they held their Company Stock, provided that the Company Stock was a capital asset on the date of the exchange.

         The transaction described herein has not been analyzed to determine whether it also qualifies in whole, or in part, as a reorganization under ss.368(a)(1)(A) and ss.368(a)(2)(E). However, the federal income tax consequences to the Company Stockholders will be unaffected by such a determination.

         If applicable, ss.304 would potentially recharacterize any cash received by a Non-Redeeming Stockholder, pursuant to the Merger Agreement, as a redemption. However, ss.304 only applies where, inter alia, the controlling shareholders (i.e. the Company Stockholders), as a group, own 50% or more of the voting power or value of the acquiror (i.e. NewCo) at any point in time during a multi-step transaction.

         Issues may also arise as to whether the post-merger dividend from the Company to NewCo will be respected by the Service. If it were not, Non-Redeeming Stockholders receiving cash pursuant to the Merger Agreement would be deemed to have received a dividend directly from the Company prior to the Company Merger. However, the facts and circumstances surrounding the proposed dividend from the Company to NewCo are potentially distinguishable from situations in which the Service has recharacterized such a dividend.

         No tax ruling from the Service has or will be obtained with respect to the particular issues addressed by this opinion. Accordingly, we can give no assurance that the Service will not take a position contrary to this opinion. The opinion represents our considered judgment as to the proper tax treatment to the parties concerned based upon the law as it existed at the time the transaction was consummated and the facts as they were presented to us. Our opinion is not binding upon the Service or the courts. However, because it is consistent with the relevant published precedents of the Service in the areas discussed, and follows the Treasury Department's own regulations governing these matters, both the Service and the courts should be receptive to our analysis. Based on the foregoing, it is our opinion that, if the issues were fairly and completely presented in litigation, the result would be that the redemption by the Company of certain shares of Company Stock would be treated for federal income tax purposes as a sale or exchange resulting in the recognition of capital gain or loss, and the Redeeming Stockholders would be entitled to report the transaction accordingly. It is also our opinion that no gain or loss would be recognized by the Redeeming Stockholders upon the transfer of their Company Stock to NewCo in exchange solely for stock of NewCo, and that gain, but not loss, would be recognized by the Non-Redeeming Stockholders upon the transfer of their Company Stock to NewCo in exchange for stock of NewCo and other property (i.e. the cash portion of the Company Merger proceeds) to the extent of the fair value of the other property received. In the event of any change to the applicable law or relevant facts, we would of necessity need to reconsider our views.

                  This opinion is for the sole benefit of the Company and the Company Stockholders and may not be relied upon by any other persons. Furthermore, this opinion may not be referenced by any person other than the Company and the Company Stockholders without our express written consent. We hereby consent to the inclusion of this opinion as an exhibit to the Registration Statement on Form S-4 filed by NewCo with the Securities and Exchange Commission relating to the transactions described in this opinion, as amended (the "Registration Statement").

                  Should you wish any further assistance in connection with this or any other matter, we will be happy to provide it.

                                   Very truly yours,







                                   /s/ DELOITTE & TOUCHE, LLP
                                   ----------------------------------------






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